Filed pursuant to Rule 424(b)(3)

Registration No. 333-275461

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated March 22, 2024)

Diebold Nixdorf, Incorporated

This prospectus supplement no. 1 supplements the prospectus, dated March 22, 2024, relating to up to 19,511,852 shares of our common stock, $0.01 par value per share (the “Common Stock”), which may be offered for sale by the selling stockholders identified in “Selling Stockholders” in the prospectus. This prospectus supplement no. 1 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this prospectus supplement no. 1, you should rely on the information in this prospectus supplement no. 1.

Investing in the Common Stock involves risks. See “Risk Factors” beginning on page 3 of the prospectus.

This prospectus supplement no. 1 is filed for the purpose of including in the prospectus information contained in the attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on April 25, 2024.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is April 25, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2024

Diebold Nixdorf, Incorporated

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

350 Orchard Avenue NE North Canton, OH	44720-2556
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 490-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value per share	DBD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Director or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 19, 2024, Diebold Nixdorf, Incorporated (the “Company”) agreed to an offer letter (the “Offer Letter”) with Thomas S. Timko, pursuant to which Mr. Timko has agreed to serve as Executive Vice President and Chief Financial Officer of the Company. Mr. Timko is expected to assume this role as of May 17, 2024 (the “Effective Date”) and will serve as the Company’s principal financial officer and principal accounting officer.

Mr. Timko, age 55, previously served as Vice President, Chief Accounting Officer and Controller of General Electric Company (“GE”), a multinational conglomerate, since September 2018. Prior to joining GE, Mr. Timko served as Vice President, Chief Accounting Officer and Controller of General Motors Company (“GM”), a multinational automotive manufacturing company, from 2013 to 2018. Prior to joining GM, Mr. Timko served as Vice President and Chief Accounting Officer of Applied Materials, Inc., a provider of manufacturing equipment, services and software to the semiconductor, display and related industries, and Chief Accounting Officer and Controller of Delphi Corporation, an automotive technologies and electronics supplier.

Pursuant to the Offer Letter and in connection with his appointment as Executive Vice President and Chief Financial Officer of the Company, Mr. Timko will receive an initial base salary of $685,000 and will be eligible for annual incentive awards and long-term incentive plan awards. For 2024, the Board of Directors of the Company (the “Board”) set Mr. Timko’s initial annual cash incentive award target at 120% of his base annual salary. Any payout under this incentive award will be determined by the Board based on the achievement of certain performance goals. In addition, Mr. Timko will be eligible to participate in the Company’s long-term incentive program. For 2024, Mr. Timko will be issued awards under the Company’s long-term incentive plan having an aggregate grant date fair value of $2,055,000, comprised equally in value of restricted stock units and performance-based cash awards. The restricted stock units will vest in equal installments over a period of three years from the grant date and the performance-based cash awards will vest on the third anniversary of the grant date, subject to the achievement of performance criteria as established by the People and Compensation Committee of the Board (the “Committee”). Future long-term grants may be awarded in accordance with the Company’s existing programs and practices. Mr. Timko also received a one-time signing bonus in the amount of $600,000, which is payable in equal installments upon his hire and in January 2025. Each installment is subject to repayment in the event Mr. Timko voluntarily resigns or is dismissed for cause within twelve months of the respective date of payment.

In connection with the Offer Letter, the Committee approved and authorized the grant of (i) 93,916 stock options to purchase the Company’s common stock, $0.01 par value per share (“Common Stock”) and (ii) 18,783 restricted stock units representing the contingent right to receive Common Stock to Mr. Timko under the Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan, as amended (the “2023 Plan”), to be granted as of the Effective Date. The terms and conditions of the stock options and restricted stock units are (i) in all respects in accordance with the provisions of the 2023 Plan and (ii) consistent, in all material respects, with the specific terms and conditions approved by the Committee for the grants of stock options and restricted stock units made on January 19, 2024 to other members of the Company’s management team in respect of their service to the Company following the Company’s emergence from restructuring proceedings, as such terms and conditions are described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2024.

Mr. Timko will also be eligible to participate as a Grade 85 executive in the Company’s Senior Leadership Severance Plan, as amended and restated effective November 7, 2018 and filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (the “SLSP”), which makes severance benefits available to participating executives who are involuntarily terminated without “cause” or who resign from employment due to “good reason” (each as defined in the SLSP), in each case, separate from a change in control and subject to a general release of claims and acknowledgement of the executive’s confidentiality, non-competition and other applicable obligations.

Mr. Timko is also eligible to participate in the Company’s Change in Control program and accordingly entered into a change in control agreement with the Company that is consistent with the Company’s existing program. The change in control agreement will provide Mr. Timko with benefits if he is terminated without cause or resigns for good reason within three years following a change in control, generally consisting of a lump sum payment equal to two times his base salary and target cash bonus and two years of continued participation in the Company’s health and welfare benefit plans, among other payments and benefits.

There are no arrangements or undertakings between Mr. Timko and any other persons pursuant to which he was selected to serve as the Company’s Executive Vice President and Chief Financial Officer, nor are there any family relationships between Mr. Timko and any of the Company’s directors or executive officers. There are no related-party transactions between the Company and Mr. Timko that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Timko will succeed James Barna as Executive Vice President and Chief Financial Officer as of the Effective Date. Mr. Barna is expected to remain with the Company after the Effective Date as Executive Vice President, Transformation to assist in an orderly transition and lead certain global transformation initiatives. In connection with the transition, the Company and Mr. Barna agreed that any subsequent departure of Mr. Barna from the Company will constitute a “Qualifying Termination” under the SLSP.

The foregoing description of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter filed as Exhibit 10.1 hereto and incorporated herein by reference. The foregoing description of the SLSP is qualified in its entirety by reference to the full text of the SLSP and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Offer Letter between Diebold Nixdorf, Incorporated and Thomas S. Timko

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Diebold Nixdorf, Incorporated

Date: April 25, 2024	By:	/s/ Elizabeth C. Radigan
Elizabeth C. Radigan
Executive Vice President, Chief Legal Officer and Corporate Secretary

Exhibit 10.1

04/17/2024

Private and Confidential

Thomas Timko

Delivered via e-mail

Dear Tom,

As a result of our conversations and the time you spent speaking to our team, we are pleased to offer you the position of Executive Vice President, Chief Financial Officer at Diebold Nixdorf, Inc. (“Diebold Nixdorf” or the “Company”), reporting to me. Your employment will be based out of Michigan (Remote) and begin on a mutually agreed upon start date. The grade level for this position is Grade 85. We ask that you confirm your acceptance of this offer and return the signed offer letter within three (3) days. Your starting base annual salary for this position will be $685,000, with annual increases as approved by our Board of Directors. You will be paid biweekly in accordance with the Company’s normal payroll practices.

BONUS

Effective in 2024 you will be eligible to participate in the Annual Incentive Plan (AIP), subject to the terms and conditions of such plan. Your incentive target will be 120% of your base annual salary. Your award for 2024 will be based on actual performance, determined as if you were employed for full year 2024 and not prorated based on your hire date. The Plan will be reviewed annually and may be amended to the discretion of Diebold Nixdorf. The awards are generally paid to participants by March of each year for the previous fiscal year. Plan details will be made available to you upon your commencement of employment.

LONG-TERM INCENTIVE

Beginning in 2024, you will also be eligible to participate in the long-term incentive program in the amount of 300% of your base annual salary. The participation is linked to the global long-term incentive plan called the “Diebold Nixdorf, Incorporated 2023 Equity and Performance Incentive Plan” and subject to the terms and conditions of such Plan which is subject to change at the discretion of the board of directors, and to your award agreements.

SIGN ON BONUS AND ONE-TIME RESTRICTED STOCK UNIT AND PRICE-VESTED OPTION GRANT

You will also receive a one-time signing bonus in the amount of $600,000 payable 50% upon hire and 50% payable in January 2025. It is understood that if you voluntarily resign or are dismissed for cause within 12 (twelve) months of each payable date, you will be required to repay the portion of the signing bonus which has been paid. In addition, you will also receive a one-time grant of 18,783 restricted stock units which vest in fourths on the anniversary of the grant date for four years and 93,916 price-vested options vesting 100% on the fourth anniversary of the grant date. The terms of the grant will be evidenced on an award agreement and the award terms would be consistent with those for other executives. All subsequent awards shall be awarded pursuant to the Company’s shareholder-approved equity plan in effect at the time of the awards.

SEVERANCE BENEFITS

You are eligible to participate in the Senior Leadership Severance Plan as a Grade 85 Executive and the benefits under the Senior Leadership Severance Plan amended and restated effective November 7, 2018, shall be the only severance benefits you shall be entitled to receive.

CHANGE IN CONTROL BENEFITS

You shall be eligible to participate in the Company’s Change in Control (CIC) program on terms commensurate with similarly situated executives, as determined by the Board in its sole discretion. A copy of the CIC Agreement is attached to this offer letter and shall be executed by you with the execution of this offer letter.

VACATION AND OTHER BENEFITS

Per Company policy, you will be eligible for 4 vacation weeks per calendar year. The amount of vacation you will be eligible for in 2024 will be dependent on your start date and pro-rated accordingly. The use of such vacation is subject to the terms and conditions of the Company’s vacation policy in effect at any given time. In addition, you will receive company paid holidays.

Diebold Nixdorf offers an extensive employee benefit program. Choices exist for employees and their dependents in medical, dental, vision, life, and disability insurance. In addition, you will be automatically enrolled in the Savings and Investment Plan (401(k)), but may choose to opt out of this benefit at any time. This plan provides the opportunity to defer a portion of your pay and receive a Company match.

The specific benefits available to you, and the eligibility requirements for such benefits, are governed by the terms and conditions of the applicable plan documents. Employee contributions are required to participate in certain plans and programs. More information regarding the benefit plans and programs will be provided to you prior to your benefit enrollment period. Diebold Nixdorf’s benefit plans and programs are subject to amendment, modification, or termination by the Company, with or without notice to you.

CLAWBACK POLICY

Notwithstanding anything in this offer to the contrary, you acknowledge and agree that any compensation described herein is subject to the terms and conditions of the Company’s clawback provisions, policy or policies (if any) as may be in effect from time to time, including specifically to implement Section 10D of the Securities Exchange Act of 1934, as amended, and any applicable rules or regulations promulgated thereunder (including applicable rules and regulations of any national securities exchange on which the common stock of the Company at any point may be traded) (collectively, the “Compensation Recovery Policy”), and that applicable sections of this offer letter and any related documents shall be deemed superseded by and subject to the terms and conditions of the Compensation Recovery Policy from and after the effective date thereof.

Diebold Nixdorf 350 Orchard Ave NE P.O. Box 3077 North Canton, OH 44720 Phone +1 330 490-4000

CONDITIONS OF EMPLOYMENT

As a condition of employment, you will be required to sign Diebold Nixdorf’s Conditions of Employment which contain terms governing your employment relationship with Diebold Nixdorf including your use and protection of Diebold Nixdorf confidential information and trade secrets. This document also will contain restrictions on your ability to solicit customers and employees and will contain a restriction on your ability to work for a competitor during, and after, your employment with Diebold Nixdorf.

This offer is also contingent upon (1) a background check to be conducted, the results of which are satisfactory to the Company, and (2) completion of a pre-employment drug screen, the results of which are negative. On your first day of work, you must provide Diebold Nixdorf with document(s) to establish your identity and employment eligibility. A list of acceptable documents for establishing your identity and employment eligibility for I-9 purposes will be provided to you.

We hope your employment with us will be a mutually rewarding and enriching experience; however, your employment with Diebold Nixdorf is “at-will” which means that either you or the Company may end your employment with Diebold Nixdorf at any time, with or without a reason. Further, nothing in this letter or any other verbal or written communication to you creates or constitutes a contract for employment.

It is Diebold Nixdorf’s policy to respect the trade secrets, confidential and proprietary information of its competitors and we expect them to do the same. Diebold Nixdorf does not want, and you are not to provide to it, any confidential, trade secret or proprietary information obtained from your current or any past employer, or any other entity or person. If it is later discovered that you are or may be prohibited from working for Diebold Nixdorf due to any agreement which you had such as a non-compete agreement, or it is subsequently determined that you have improperly disclosed any confidential, proprietary or trade secret information obtained from a past employer, then Diebold Nixdorf may withdraw your offer of employment or terminate the employment relationship.

We are excited about all the knowledge, experiences, and contributions you can bring to Diebold Nixdorf. We have put together a talented team of professionals and are convinced you will be an outstanding addition to the team.

Diebold Nixdorf 350 Orchard Ave NE P.O. Box 3077 North Canton, OH 44720 Phone +1 330 490-4000

We look forward to you joining the team!

Best regards,

/s/ Octavio Marquez
Octavio Marquez
President & Chief Executive Officer

Please indicate your acceptance to this offer below with your signature:

/s/ Thomas Timko	April 19, 2024
Thomas Timko	Date Signed

Diebold Nixdorf 350 Orchard Ave NE P.O. Box 3077 North Canton, OH 44720 Phone +1 330 490-4000